TERM SHEET (Related to product supplement no. REN-6 dated May 31, 2007 and the MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006)	Filed under Rule 433 Registration No. 333-132911

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Buffered Return Enhanced Notes Linked to the Asian Equity Index Basket due June 20, 2008

(the “Notes”)

___________________________

General

•

The Notes are designed for investors who seek a return of two times the appreciation of the Asian Equity Index Basket (a basket consisting of the AMEX Hong Kong 30 IndexSM, the FTSE/Xinhua China 25 Index, the KOSPI 200 Index, the MSCI Taiwan IndexSM and the MSCI Singapore IndexSM up to a maximum total return on the Notes at maturity (which maximum will be capped at not less than 115% of their initial investment). Investors are protected against up to a 10% decline of the value of the Basket (as defined below) but will lose some or all of their principal if the value of the Basket declines by more than 10%. Investors should be willing to forgo interest payments and, if the value of the Basket declines be willing to lose some or all of their principal.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”), maturing June 20, 2008.

•	The Notes will be issued in denominations of $50,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about June 8, 2007† and are expected to settle on or about June 13, 2007.

Key Terms

Basket:	The Asian Equity Index Basket (the “Basket”) consisting on the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the KOSPI 200 Index, the MSCI Taiwan Index and the MSCI Singapore Index.

Index Weightings:	The AMEX Hong Kong 30 Index weighting is 16.50%; the FTSE/Xinhua China 25 Index weighting is 22.00%; the KOSPI 200 Index weighting is 29.65%; the MSCI Taiwan Index weighting is 21.75%; and the MSCI Singapore Index weighting is 10.10%.

Payment at Maturity:	If the Ending Basket Level is greater than the Initial Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount per Note equal to the Basket Return multiplied by two, subject to a Maximum Total Return on the Notes. The Maximum Total Return on the Notes will be set on the Pricing Date and will not be less than 15.00%. For example, if the Basket Return is 7.50% or more, you will receive the Maximum Total Return on the Note (assuming a 15.00% maximum). A Maximum Total Return of 15.00% would entitle you to receive a maximum payment of $1,150 for every $1,000 principal amount per Note that you hold. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount per Note will be calculated as follows, subject to the Maximum Total Return: $1,000 + [$1,000 x (Basket Return x 2)]

Your principal investment is protected against a decline in the Basket Return up to 10%. If the Ending Basket Level is equal to the Initial Index Level or declines from the Initial Basket Level by 10% or less, you will receive the principal amount of your Notes at maturity. If the Ending Basket Level declines from the Initial Basket Level by more than 10%, for every 1% decline of the value of the Basket from the Initial Basket Level beyond 10% you will lose an amount equal to 1% of the principal amount of your Notes multiplied by 1.1111, and your final payment per $1,000 principal amount per Note will be calculated as follows: $1,000 + ($1,000 x (Basket Return + 10%) x 1.1111)

You will lose some or all of your investment at maturity at an accelerated rate of 1.1111 times losses in excess of the 10% buffer if the Ending Basket Level declines from the Initial Basket Level by more than 10%.

Buffer:	10%
Basket Return	The performance of the Basket from the Initial Basket Level to the Ending Basket Level, calculated as follows:

Initial Basket Level:	The Basket closing level (as defined herein) on the Pricing Date.
Ending Basket Level:	The arithmetic average of the Basket closing levels on each of the five Averaging Dates.

Pricing Date†:	June 8, 2007

Averaging Dates† †:	Each business day from and including June 11, 2008 to and including June 17, 2008

Maturity Date:	June 20, 2008

CUSIP:	59018YE98

†	The pricing of the Notes is subject to our tax counsel delivering to us their opinion as described under “Tax Treatment.”

††	Subject to postponement in the event of a Market Disruption Event and as described under “Description of the Notes – Payment at Maturity” in the accompanying product supplement no. REN-6.

Investing in the Notes involves a number of risks. See “ Risk Factors” beginning on page PS-8 of the accompanying product supplement no. REN-6, pages S-3 to S-4 of the MTN prospectus supplement and “Selected Risk Factors” beginning on page TS-5 of this term sheet.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the prospectus, each prospectus supplement, product supplement no. REN-6 and this term sheet if you so request by calling toll-free 1-866-500-5408.

	Per Note	Total
Public offering price (1)	$	$
Underwriting discount (2)	$	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$	$
(1)	The price to the public for any single purchase by an investor in certain trust or other fee based accounts is $ per $1,000 principal amount Note. We refer to these Notes as discounted Notes in this term sheet. The price to the public for all other purchases of Notes is $1,000 per $1,000 principal amount Note.

(2)	For information with respect to compensation payable to JPMorgan and its affiliates in connection with the sale of the Notes, see “Supplemental Plan of Distribution” in this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this term sheet or the accompanying product supplement no. REN-6, MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan*

The date of this term sheet is June 1, 2007.

*The Notes will be distributed to clients of JPMorgan through the efforts of J.P. Morgan Securities Inc. and its affiliates.

“MSCI Taiwan Index” and “MSCI Singapore Index” are the exclusive property of Morgan Stanley Capital International Inc., and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

“KOSPI” and “KOSPI 200” are trademarks/service marks of the Korea Stock Exchange and have been licensed for use by Merrill Lynch & Co., Inc.

The Amex Hong Kong Index is sponsored by, and is a service mark of, the American Stock Exchange LLC. The Index is being used with the permission of the Exchange.

All copyright in the FTSE/Xinhua China 25 Index values and constituent list vest in FTSE/Xinhua Index Limited. Merrill Lynch & Co., Inc. has obtained full license from FTSE/Xinhua Index Limited to use such copyright in the creation of the Notes.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the Pricing Date. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Notes

You should read this term sheet, together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. REN-6 and pages S-3 to S-4 of the accompanying MTN prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Product supplement no. REN-6 dated May 31, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507127555/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Web site is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Hypothetical Total Return Calculations

The following table and graph illustrate the hypothetical total return at maturity on the Notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing (a) the payment at maturity (per $1,000 principal amount Note) either in excess of or less than $1,000 to (b) $1,000. The hypothetical total returns set forth below assume an Initial Basket Level of 100 and a Maximum Total Return on the Notes of 15.00%. The Initial Basket Level and the Maximum Total Return used for purposes of these examples, and the hypothetical total returns set forth below, are for illustrative purposes only and are not intended to represent the actual Initial Basket Level and Maximum Total Return (each of which will be determined on the Pricing Date) or the actual total return that will be received by purchasers of the Notes. The Basket closing level as of the close of business on May 30, 2007 was 100. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return on the Notes
180.00	80.0%	15.00%
170.00	70.0%	15.00%
160.00	60.0%	15.00%
150.00	50.0%	15.00%
140.00	40.0%	15.00%
130.00	30.0%	15.00%
120.00	20.0%	15.00%
110.00	10.0%	15.00%
107.50	7.50%	15.00%
105.00	5.00%	10.00%
101.00	1.00%	2.00%
100.00	0.00%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
85.00	-15.00%	-5.56%
80.00	-20.00%	-11.11%
70.00	-30.00%	-22.22%
60.00	-40.00%	-33.33%
50.00	-50.00%	-44.44%
40.00	-60.00%	-55.56%
30.00	-70.00%	-66.67%
20.00	-80.00%	-77.78%
10.00	-90.00%	-88.89%
0.00	-100.00%	-100.00%

Examples

The following examples illustrate how the total returns set forth in the table above are calculated, assuming a hypothetical Maximum Total Return of 15.00%.

Example 1—The level of the Basket increases from an Initial Basket Level of 100 to an Ending Basket Level of 120. Because the Basket Return of 20% multiplied by two exceeds the hypothetical Maximum Total Return of 15.00%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount Note, the maximum payment on the Notes.

$1,000 + [$1,000 x (20% x 2)] = $1,400 = $1,150	(Payment at maturity cannot exceed the hypothetical Maximum Total Return)

Example 2—The level of the Basket increases from an Initial Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is greater than the Initial Basket Level of 100 and the Basket Return of 5% multiplied by two does not exceed the hypothetical Maximum Total Return of 15.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100

Example 3—The level of the Basket decreases from an Initial Basket Level of 100 to an Ending Basket Level of 90. Because the Ending Basket Level of 90 is less than the Initial Basket Level by not more than 10% the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 4—The level of the Basket decreases from an Initial Basket Level of 100 to an Ending Basket Level of 70. Because the Ending Basket Level is less than the Initial Basket Level by more than 10%, the Basket Return is negative and the investor receives a payment at maturity of $777.78 per $1,000 principal amount Note.

$1,000 + ($1,000 x (-30% + 10%) x 1.1111) = $777.78

Selected Purchase Considerations

Appreciation Potential:   The Notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by two, up to the Maximum Total Return on the Notes. The Maximum Total Return on the Notes will be set on the Pricing Date but will not be less than 15.00%. Because the Notes are our senior unsecured debt securities, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

Limited Protection Against Loss: Payment at maturity of the principal amount of the Notes is protected against a decline in the Ending Basket Level, as compared to the Initial Basket Level, of up to 10%. If the Ending Basket Level declines by more than 10%, for every 1% decline of the Index beyond 10%, you will lose an amount equal to 1.1111% of the principal amount of your Notes.

Diversification Among The Basket Component Indices: The return on the Notes is linked to a basket consisting of the AMEX Hong Kong 30 Index the FTSE/Xinhua China 25 Index, the KOSPI 200 Index, the MSCI Taiwan Index and the MSCI Singapore Index (each a “Basket Component Index” and together the “Basket Component Indices”). The AMEX Hong Kong 30 Index is based on the capitalization of 30 stocks actively traded on The Stock Exchange of Hong Kong Ltd. and is designed to represent a substantial segment of the Hong Kong stock market. The FTSE/Xinhua China 25 Index is a stock index calculated and published by FTSE/Xinhua Index Limited, and is designed to represent the performance of the mainland Chinese market that is available to international investors. It is currently based on the largest and the most liquid Chinese stocks listed and trading on the Stock Exchange of Hong Kong Ltd. The KOSPI 200 Index is a capitalization-weighted index of 200 Korean blue-chip stocks which make up a large majority of the total market value of the Korea Stock Exchange (“KSE”). The MSCI Taiwan Index, which is calculated by Morgan Stanley Capital International Inc. (“MSCI”), is a free float-adjusted market capitalization index of securities listed on the Taiwan Stock Exchange. The MSCI Taiwan Index has a base date of December 31, 1987 and, as of April 30, 2007, the MSCI Taiwan Index contained 104 securities with a total free-float adjusted market capitalization of US$301.012 billion. The MSCI Singapore Index is a free float-adjusted market capitalization index that is calculated by MSCI and designed to measure equity market performance in Singapore. The MSCI Singapore has been calculated since January 1, 1969 and, as of April 30, 2007 the MSCI Singapore Index contained 39 securities with a total free-float adjusted market capitalization of US$140.055 billion. For additional information about each Basket Component Index, see the information set forth under “The Basket—The AMEX Hong Kong 30 Index,” “The Basket —The FTSE/Xinhua China 25 Index,” “The Basket—The KOSPI 200 Index” and “The Basket—The MSCI Taiwan Index and the MSCI Singapore Index” in the accompanying product supplement no. REN-6.

An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the stocks of the companies included in any of the Basket Component Indices.

Tax Treatment:   You should review carefully the section entitled “United States Federal Income Taxation” in the accompanying product supplement no. REN-6 and MTN prospectus supplement. The pricing of the Notes is subject to delivery of an opinion of our tax counsel, Sidley Austin LLP, that there exists a reasonable basis to characterize and treat the Notes as pre-paid cash-settled forward contracts linked to the level of the Basket for United States federal income tax purposes. The opinion will be subject to the limitations described in the section entitled “United States Federal Income Taxation” in product supplement no. REN-6 and will be based on certain factual representations to be received from us on or prior to the Pricing Date. Assuming this characterization and tax treatment is respected, absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report your gain or loss on the Notes as long-term capital gain or loss if you hold the Notes for more than a year, whether or not you are an initial purchaser of Notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization and tax treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the Notes, including possible alternative characterizations and tax treatments.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket Component Indices or any of the component stocks of the Basket Component Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. REN-6 and MTN prospectus supplement.

Your investment may result in a loss

You will not receive interest on the Notes and we will not repay to you a fixed amount of principal on the Notes on the maturity date. The payment on the maturity date will depend on the change in the level of the Basket and the Maximum Total Return, which will not be less than 15.00%. Because the level of the Basket is subject to market fluctuations, the payment you receive on the maturity date may be more or less than the $1,000 principal amount Note. You will lose some or all of your investment on the maturity date if the Ending Basket Level declines from the Initial Basket Level by more than the buffer amount

Your return is limited and will not reflect the return on a direct investment in the stocks included in the Basket Component Indices

The opportunity to participate in the possible increases in the level of the Basket through an investment in the Notes is limited because the amount you receive at maturity will never exceed the Maximum Total Return, which will be set on the Pricing Date and represents a predetermined percentage of the principal amount. However, if the level of the Basket declines on a percentage basis by more than the buffer, you will realize a percentage decline on the Notes greater than the percentage decline on the Basket in excess of the buffer. In addition, you will not have voting rights or rights to receive cash dividends or other ownership rights in the stocks comprising the Basket Component Indices, and your return on the Notes will not reflect the return you would realize if you actually owned the common stocks of the companies included in the Basket Component Indices and received the dividends paid on those stocks.

Your return, which could be negative, may be lower than the return on other debt securities of comparable maturity

The return that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your return may be less than the return you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

A trading market for the Notes is not expected to develop and the terms of the Notes may affect the secondary market price of the Notes

The Notes will not be listed on any securities exchange, and we do not expect a trading market for the Notes to develop. The limited trading market for the Notes may adversely affect the price that an investor receives for their Notes if they do not wish to hold their investment until the maturity date.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide our affiliate MLPF&S with compensation for its services in developing the securities. The price, if any, at which you could sell your Notes in a secondary market transaction is expected to be adversely affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product.

The Index Return for the Notes will not be adjusted for changes in exchange rates

The stocks composing the Basket Component Indices are traded in currencies other than U.S. dollars. The Notes, which are linked to the level of the Basket, are denominated in U.S. dollars. The amount payable on the Notes on the maturity date will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the stocks composing the Basket Component Indices are denominated and so the return you receive on the Notes may be adversely affected by changes in the relative value of the U.S. dollar and such other currencies.

The trading value of the Notes will be affected by factors that interrelate in complex ways

The effect of one factor may offset the increase in the trading value of the Notes caused by another factor, and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. In addition to certain other factors described in the accompanying product supplement no. REN-6, these factors include, changes in (i) the level of the Basket, (ii) interest rates, (iii) the volatility of the level of the Basket, (iv) dividend yields on the stocks included in the Basket Component Indices and (v) the credit rating of ML&Co.

Role of our subsidiary

MLPF&S, our subsidiary, is our agent for the purposes of calculating the Basket closing level, the Ending Basket Level and the payment on the maturity date. Under certain circumstances, MLPF&S as our subsidiary and due to its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise. MLPF&S may also provide a hedge to us against the market risks associated with our obligations under the terms of the Notes and MLPF&S or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Basket Component Indices including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in the accompanying product supplement no REN-6.

The offering of the Notes may be terminated before the Pricing Date

This term sheet has not been reviewed by our tax counsel, Sidley Austin LLP, and the pricing of the offering of the Notes is subject to delivery by them of an opinion regarding the tax treatment of the Notes as described under “Tax Treatment” above. If our tax counsel does not deliver this opinion prior to the Pricing Date, the offering of the Notes will be terminated.

Hypothetical Historical Information

If May 30, 2007 was the Pricing Date, for each Basket Component Index the weighting, the closing level and the contribution to the initial Basket value would be as follows:

Basket Component Index	Bloomberg Symbol	Weighting	Closing Level(1)	Initial Basket Value
AMEX Hong Kong 30 Index	HKX	16.50%	999.40	16.50

FTSE/Xinhua China 25 Index	XIN0I	22.00%	16384.24	22.00

KOSPI 200 Index	KOSPI2	29.65%	211.76	29.65

MSCI Taiwan Index	MXTW	21.75%	325.71	21.75

MSCI Singapore Index	SGY	10.10%	432.90	10.10
				100

________________

(1)	This is the closing level of each Basket Component Index on May 30, 2007.

Basket Closing Level:	For each of the Averaging Dates, the Basket Closing Level will be calculated as follows:

100 x [1 + ((AMEX Hong Kong Return * AMEX Hong Kong Weighting) + (FTSE/Xinhua Return * FTSE/Xinhua Weighting) + (KOSPI Return * KOSPI Weighting) + (MSCI Taiwan Return * MSCI Taiwan Weighting) + (MSCI Singapore Return * MSCI Singapore Weighting))]

The returns set forth in the formula above reflect the performance of each Basket Index, expressed as a percentage, from the closing level on the pricing date to the closing level on the relevant Averaging Date.

While historical information on the Basket will not exist before the Pricing Date, the following table sets forth the hypothetical historical month-end values of the Basket from January 2002 through April 2007 based upon historical levels of each Basket Component Index, the weighting and a Basket value of 100 on May 30, 2007. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time over the term of the Notes.

	2002	2003	2004	2005	2006	2007

January	50.98	42.09	61.28	61.81	77.54	91.64

February	51.25	39.86	64.02	64.94	78.13	92.06

March	54.92	38.43	61.42	62.10	78.29	93.52

April	53.85	39.38	57.65	60.98	82.59	96.56

May	51.88	42.62	56.58	62.60	77.26

June	48.05	44.95	56.09	64.78	77.50

July	46.08	48.74	53.98	68.66	77.77

August	45.46	52.17	56.75	67.15	79.94

September	40.45	51.26	58.33	70.87	81.85

October	42.56	56.75	57.75	66.20	83.74

November	44.54	56.21	60.77	71.45	89.09

December	41.08	58.57	61.98	74.41	94.01

The following graph sets forth the hypothetical historical performance of the Basket presented in the preceding table. This hypothetical historical information is not necessarily indicative of the future performance of the Basket, and no assurance can be given that the value of the Basket will not decline and thereby reduce the amount which may be payable to you on the maturity date.

Historical Information about the Basket Component Indices

AMEX Hong Kong 30 Index

The following table sets forth the closing level of the AMEX Hong Kong 30 Index at the end of each month in the period from January 2002 through April 2007. This historical data on the AMEX Hong Kong 30 Index is not necessarily indicative of the future performance of the AMEX Hong Kong 30 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the AMEX Hong Kong 30 Index during any period set forth below is not any indication that the AMEX Hong Kong 30 Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2002	2003	2004	2005	2006	2007

January	530.09	456.23	659.60	683.33	786.06	989.56

February	516.53	450.15	690.06	705.64	793.86	967.67

March	540.66	424.70	630.17	671.52	791.11	974.58

April	563.46	430.29	596.24	692.22	831.72	1001.47

May	555.20	469.22	601.84	690.02	793.89

June	522.32	471.82	610.37	706.91	812.44

July	508.12	498.41	606.65	741.32	850.28

August	496.28	537.52	641.82	743.54	871.11

September	448.52	555.32	652.38	769.12	877.91

October	469.19	603.55	650.44	717.97	916.35

November	498.18	607.66	702.73	746.44	940.01

December	460.73	624.90	711.09	744.57	969.07

The following graph sets forth the historical performance of the AMEX Hong Kong 30 Index for the period presented in the preceding table. This historical information is furnished as a matter of information only and should not be taken as an indication of future performance. On the Pricing Date, the closing level of the AMEX Hong Kong 30 Index was 999.40.

FTSE/Xinhua China 25 Index

The following table sets forth the closing level of the FTSE/Xinhua China 25 Index at the end of each month in the period from January 2002 through April 2007. This historical data on the FTSE/Xinhua China 25 Index is not necessarily indicative of the future performance of the FTSE/Xinhua China 25 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the FTSE/Xinhua China 25 Index during any period set forth below is not any indication that the FTSE/Xinhua China 25 Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2002	2003	2004	2005	2006	2007

January	4,556.58	4,601.71	8,260.51	8,155.44	10,490.11	15,586.50

February	4,660.83	4,554.19	8,795.51	8,767.79	10,914.41	15,110.18

March	4,822.18	4,437.62	8,207.84	8,254.83	11,069.71	15,634.92

April	4,922.55	4,403.46	7,029.97	8,226.15	11,625.95	16,095.23

May	5,027.92	4,860.58	7,450.70	8,105.44	10,937.19

June	4,934.55	5,169.87	7,414.40	8,496.46	11,314.83

July	4,723.40	5,672.64	7,442.02	9,117.31	11,590.71

August	4,602.79	6,124.15	7,481.39	9,072.70	11,783.91

September	4,329.55	6,089.77	7,916.39	9,404.92	12,012.99

October	4,284.63	7,177.30	7,727.28	8,391.56	12,551.81

November	4,408.58	7,282.98	8,409.06	8,927.68	13,977.39

December	4,317.23	8,324.97	8,294.66	9,203.65	16,603.60

The following graph sets forth the historical performance of the FTSE/Xinhua China 25 Index for the period presented in the preceding table. This historical information is furnished as a matter of information only and should not be taken as an indication of future performance. On the Pricing Date, the closing level of the FTSE/Xinhua China 25 Index was 16384.24.

KOSPI 200 Index

The following table sets forth the closing level of the KOSPI 200 Index at the end of each month in the period from January 2002 through April 2007. This historical data on the KOSPI 200 Index is not necessarily indicative of the future performance of the KOSPI 200 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the KOSPI 200 Index during any period set forth below is not any indication that the KOSPI 200 Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2002	2003	2004	2005	2006	2007

January	92.99	75.22	110.89	121.06	180.65	175.99

February	102.62	72.85	115.92	130.85	177.45	183.20

March	111.84	68.05	115.98	124.78	176.21	187.60

April	106.39	76.45	112.40	117.58	184.10	198.55

May	100.80	80.53	104.14	124.84	171.01

June	93.69	85.47	101.85	129.43	167.45

July	90.16	91.52	95.27	143.32	168.51

August	92.55	97.59	102.89	140.09	175.44

September	81.37	89.55	107.69	157.55	178.05

October	83.10	101.44	107.99	148.84	176.84

November	92.05	103.61	113.40	165.95	184.96

December	79.87	105.21	115.25	177.43	185.39

The following graph sets forth the historical performance of the KOSPI 200 Index for the period presented in the preceding table. This historical information is furnished as a matter of information only and should not be taken as an indication of future performance. On the Pricing Date, the closing level of the KOSPI 200 Index was 211.76.

MSCI Taiwan Index

The following table sets forth the closing level of the MSCI Taiwan Index at the end of each month in the period from January 2002 through April 2007. This historical data on the MSCI Taiwan Index is not necessarily indicative of the future performance of the MSCI Taiwan Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the MSCI Taiwan Index during any period set forth below is not any indication that the MSCI Taiwan Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2002	2003	2004	2005	2006	2007

January	267.38	212.13	276.82	250.87	276.81	312.77

February	255.66	186.84	287.79	259.46	279.32	318.51

March	277.77	184.08	277.02	247.5	279.69	312.84

April	269.39	179.54	260.54	242.36	302.53	314.24

May	254.39	197.35	254.19	252.9	283.39

June	227.30	210.88	248.25	260.81	279.49

July	214.55	233.69	228.72	263.33	266.61

August	206.54	251.53	244.08	251.52	273.53

September	178.86	250.04	243.79	256.41	286.23

October	197.43	268.90	239.09	241.3	290.06

November	202.03	254.47	245.37	262.64	312.13

December	189.53	259.11	257.67	275.81	318.25

The following graph sets forth the performance of the MSCI Taiwan Index presented in the preceding table. Past movements of the MSCI Taiwan Index are not necessarily indicative of the future performance of the MSCI Taiwan Index. On the pricing date, the closing level of the MSCI Taiwan Index was 325.71.

MSCI Singapore Index

The following table sets forth the closing level of the MSCI Singapore Index at the end of each month in the period from January 2002 through April 2007. This historical data on the MSCI Singapore Index is not necessarily indicative of the future performance of the MSCI Singapore Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the MSCI Singapore Index during any period set forth below is not any indication that the MSCI Singapore Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2002	2003	2004	2005	2006	2007

January	224.49	157.69	226.45	251.78	287.03	379.29

February	215.24	156.05	229.95	251.66	294.42	380.55

March	227.58	156.01	225.39	254.00	300.76	397.81

April	216.67	157.50	224.12	251.14	311.36	412.73

May	208.41	166.67	218.09	255.40	282.93

June	192.94	178.87	223.90	264.17	290.78

July	188.40	191.64	229.65	279.81	290.31

August	185.94	197.54	231.48	269.26	296.00

September	166.83	200.40	238.81	272.51	307.74

October	181.62	213.73	237.87	262.67	326.87

November	172.00	210.00	240.51	272.69	345.71

December	164.46	216.12	246.86	278.51	364.68

The following graph sets forth the performance of the MSCI Singapore Index presented in the preceding table. Past movements of the MSCI Singapore Index are not necessarily indicative of the future performance of the MSCI Singapore Index. On the pricing date, the closing level of the MSCI Singapore Index was 432.90.

Supplemental Plan of Distribution

ML&Co. is offering the Notes for sale through the efforts of J.P. Morgan Chase Bank, N.A. and J.P. Morgan Securities Inc. and their affiliates (collectively, “JP Morgan”), to clients of JP Morgan on a fixed price basis at an offering price of $1,000 per $1,000 principal amount of Notes or $990 per $1,000 principal amount of Notes to certain trust or other fee based accounts. After the initial public offering, the public offering prices may be changed.

If the Notes were sold at the prices specified above as of the date of this term sheet, J.P. Morgan Chase Bank, N.A. or J.P. Morgan Securities Inc. would receive a fee of approximately $10 per $1,000 principal amount of Notes in connection with the sale of the Notes with an offering price of $1,000 per $1,000 principal amount of Notes. ML&Co. has agreed to indemnify each of J.P. Morgan Chase Bank, N.A. and J.P. Morgan Securities Inc. against, or to make contributions relating to, certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.